UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Concerning the Amount of Stated Capital and Additional Paid-in Capital to be Increased

in connection with the Issuance of New Shares in the Offering

Tokyo, December 16, 2008—Mitsubishi UFJ Financial Group, Inc. (President & CEO Nobuo Kuroyanagi, “MUFG”) announces that the amount of stated capital and additional paid-in capital to be increased under generally accepted accounting principles in Japan in connection with the Issuance of New Shares by way of Offering (Public Offering) completed as part of the issuance of new shares which was resolved at the meeting of the Board of Directors held on November 18, 2008, has been determined as set forth below.

MUFG will announce the amount of stated capital and additional paid-in capital to be increased in connection with the Issuance of New Shares by way of Third-Party Allotment once the number of shares to be issued in connection with the Issuance of New Shares by way of Third-Party Allotment is determined.

Amount of Stated Capital and Additional Paid-in Capital to be Increased in connection with the Issuance of New Shares by way of Offering (Public Offering)

The amount of stated capital to be increased	¥29,810,520,000

The amount of additional paid-in capital to be increased	¥29,810,520,000

*    *    *

Contact:

Mitsubishi UFJ Financial Group, Inc.    Public Relations Division    81-3-3240-7651

Note:

This press release has been prepared for the sole purpose of publicly announcing the amount of stated capital and additional paid-in capital to be increased in connection with the issuance of new shares in the offering that was resolved at the meeting of the Board of Directors held on November 18, 2008, does not constitute all the information regarding the offering and has been prepared not for the purpose of soliciting investments or engaging in any other similar activities.

MUFG has filed a registration statement (including prospectus) with the SEC (Registration No. 333-155420) with respect to the portion of the offering conducted in the United States. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. A copy of the prospectus relating to the portion of the offering conducted in the United States may also be obtained by contacting Morgan Stanley & Co. Incorporated, Prospectus Department at 180 Varick Street, 2nd Floor, New York, NY 10014, Nomura Securities International, Inc. at 2 World Financial Center, Building B, New York, NY 10281, or J.P. Morgan Securities Inc., Prospectus Library-Distribution & Support Services at 4 Chase Metrotech Center, CS Level Brooklyn, NY 11245.